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                             October 25, 2023

       Humphrey P. Polanen
       Chief Executive Officer
       Deep Medicine Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: Deep Medicine
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed on October
13, 2023
                                                            File No. 333-273548

       Dear Humphrey P. Polanen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Proposal No. 2: The Business Combination Proposal
       Certain Unaudited Projected Financial Information, page 129

   1. We note your revisions in response to prior comment 20 and reissue our comment. Please revise to discuss the
sales of your products through retail outlets, which you continue to
                                                        describe as    some of
the largest in the world,    as you do on page 129.
       Opinion of Stanton Park, the Deep Medicine Board's Financial Advisor, page 133

   2. We reissue prior comment 13. Please revise to disclose whether, and if so, why the advisor excluded any
companies or transactions meeting the selection criteria from the analyses. Ensure that
your added disclosure addresses both the Comparable Transactions method and the
Comparable Public Companies method. Further, for the Comparable
                                                        Transactions method,
please specify each of the 13 transactions chosen and clarify the
 Humphrey P. Polanen
FirstName LastNameHumphrey
Deep Medicine  Acquisition Corp.P. Polanen
Comapany
October 25,NameDeep
            2023     Medicine Acquisition Corp.
October
Page 2 25, 2023 Page 2
FirstName LastName
         criteria the advisor used to select them. We note that for the Comparable Public
         Companies method, you specify on page 132 each of the 13 comparable public companies and why the advisor selected them. Refer to the second and third tables on page 133.
         Please identify the factors that suggest the EV/Revenue and EV/EBITDA valuation multiples for TruGolf in each of these tables. Finally, we note your revised disclosure that
         you used    revenue multiples    for each method, but you also
disclose that you used both
         the    mean EV/Revenue and EV/EBITDA valuation multiples.    Please
revise to clarify
         this apparent discrepancy.
Notes to unaudited pro forma condensed combined financial information
3. Adjustments to unaudited pro forma condensed combined financial information Adjustments to unaudited pro forma condensed combined balance sheet, page 162

3. We note your response to prior comment 17. We note that footnote (3) to adjustment (A)
         no longer refers to the $0.95 million tail insurance premium for Deep Medicine's officer and directors; however, it is not clear why the adjustment of $2.35 million remains the same if the $0.95 million tail insurance premium is no longer included in the adjustment. Please clarify and revise your disclosure accordingly. Executive and Director Compensation of TruGolf
Summary Compensation Table, page 232

4. We note your filed Exhibits 10.14 and 10.15 and revisions in response to prior comment
         7. It appears that on June 1, 2022, you granted to each of Mr. Adams and Mr. Larsen 1%
         of your stock. Please tell us why your Summary Compensation Table does not reflect these stock grants or revise.
Exhibit Index, page II-5

5. We note your filed Exhibits 4.5-4.6 and 10.16-10.24 in response to prior comment 27. We further note that Greentree Financial Group, Inc., a member of your Sponsor, is one of the noteholders of your convertible notes. Please tell us why this relationship is not described
         in the    Background of the Business Combination    and    Certain
Other Interests in the
         Business Combination    sections, and how this is consistent with your
response to prior
         comment 14 in our letter dated August 25, 2023. Further, please refile these exhibits as final signed agreements. Finally, please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies pursuant to these agreements. Non-exclusive examples of areas where disclosure should be updated are as follows:
             We note your disclosure on page 203 that    [i]n June 2022, we
entered into two
              separate but identical $300,000    convertible notes. This
appears inconsistent with
              Exhibits 10.17 and 10.21, which are dated April 2022 and May 2022, respectively.
              Please revise to clarify this apparent discrepancy.
             We note your disclosure on page F-50 that the convertible notes
include    292
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
October 25, 2023
Page 3
           warrants    that are    exercisable at $4,800 per share.    This
appears inconsistent with
           Exhibits 4.5 and 4.6, which include 350,000 Warrant Shares that are exercisable for
           $2 per share. Please revise to clarify this apparent discrepancy.
             We note your disclosures on page 203 that    [i]n March 2023, we
extended each
           note   s maturity to July 31, 2023 and increased each note   s
borrowing limit to
           $375,000.    This appears inconsistent with Exhibits 10.18 and
10.23, effective as of
           April 2023, that extended each note   s maturity date to July 31,
2023. We further note
           that Exhibit 10.23 increased the borrowing limit to $395,000. Please revise to clarify this apparent discrepancy.
             Please file the Warrant Cancellation Agreements, which you describe on pages F-54 and F-67.

       Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameHumphrey P. Polanen
                                                           Division of
Corporation Finance
Comapany NameDeep Medicine Acquisition Corp.
                                                           Office of
Manufacturing
October 25, 2023 Page 3
cc:       Lijia Sanchez
FirstName LastName